Exhibit 99.1

Central GoldTrust

Wednesday October 22, 2014

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the nine months ended September 30, 2014.

The Trust’s interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 “Interim financial reporting” and IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”). The interim financial statements may not include all of the information required for full annual financial statements. The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2014	2013
	$	$
Assets:
Gold bullion at market	857,209,158	846,639,378
Cash and cash equivalents	11,599,503	13,854,297
Other receivables and prepayments	141,263	114,997
Total assets	868,949,924	860,608,672

Liabilities: Accrued liabilities	778,525	485,491
Total liabilities	778,525	485,491

Equity: Capital
Units issued: 19,299,000	744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	123,300,666	115,252,448
Total equity	868,171,399	860,123,181
Total liabilities and equity	868,949,924	860,608,672
Total equity per Unit	44.99	44.57

Exchange rate: U.S. $1.00 = Cdn.	1.1208	1.0636

Total equity per Unit
expressed in Canadian dollars	50.42	47.40

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $70.3 million or 7.5% during the three months ended September 30, 2014. This decrease was attributable to the 7.5% decrease in the price of gold during the period.

Net assets increased by $8.0 million or 0.9% during the nine months ended September 30, 2014. This increase was attributable to the 1.2% increase in the price of gold during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended Sept. 30,			Nine months ended Sept. 30,
	2014	2013	2014	2013
	$	$	$	$
Income:
Interest	8,685	11,161	27,085	33,986
Total income	8,685	11,161	27,085	33,986
Expenses:
Administration fees	445,310	471,427	1,351,743	1,498,554
Safekeeping fees and bank charges	250,964	267,348	753,856	847,676
Trustees’ fees and expenses	47,483	40,363	130,389	122,847
Auditors’ fees	31,368	26,299	86,217	81,477
Regulatory filing fees	16,967	17,506	54,744	54,484
Stock exchange fees	12,680	14,001	38,040	42,004
Legal fees	11,112	14,140	35,674	42,231
Registrar and transfer agent fees	5,878	7,079	16,896	18,906
Unitholder information	2,646	2,785	46,250	42,050
Miscellaneous	49	38	176	237
Total expenses	824,457	860,986	2,513,985	2,750,466
Net loss from Trust administration	(815,772)	(849,825)	(2,486,900)	(2,716,480)
Change in unrealized appreciation of holdings	(69,437,768)	93,791,148	10,535,118	(237,844,892)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(70,253,540)	92,941,323	8,048,218	(240,561,372)
Basic and diluted net income (loss) per Unit	(3.64)	4.87	0.42	(12.46)

Net loss, inclusive of the change in unrealized appreciation of holdings, was $70.3 million ($3.64 per Unit) for the three months ended September 30, 2014 compared to net income of $93.9 million ($4.87 per Unit) for the comparable three-month period in 2013. Net income, inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2014 was $8.0 million ($0.42 per Unit) compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $240.6 million ($12.46 per Unit) for the comparable nine-month period in 2013. Virtually all of the reported net income (loss) for both the three and nine-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and nine-month periods ended September 30, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month periods ended September 30, 2014 and 2013 remained unchanged at 0.09%. The expense ratio for the nine-month period ended September 30, 2014 was 0.28% compared to 0.27% for the nine-month period in 2013. For the twelve-month period ended September 30, 2014, the expense ratio was 0.36% compared to 0.35% for the twelve-month period ended September 30, 2013.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 30, 2014, the Units of Central GoldTrust were 98.7% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).